Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTARY CONSOLIDATING INFORMATION

IMTT Holdings Inc. and Subsidiaries
Years Ended December 31, 2009 and December 31, 2008

Independent Auditors' Report

The Board of Directors
IMTT Holdings Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of IMTT Holdings Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity, comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an option on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financing reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IMTT Holdings Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

As discussed in note 2 to the consolidated financial statements, the Company has changed its method of accounting for noncontrolling interests in 2009 and 2008 due to the adoption of ASC 810-10 Consolidation (formerly Statement on Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51).

/s/ KPMG LLP
New Orleans, Louisiana
February 22, 2010

KPMG LLP. a U.S limited liability partnership, is the U.S
member firm of KPMG International, a Swiss cooperative.

IMTT HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2009 AND 2008

ASSETS

	2009	2008
CURRENT ASSETS:
Cash	$3,257,000	$4,602,000
Accounts and accrued interest receivable, net of
allowance of $4,916,000 ($3,072,000 in 2008)	28,569,000	42,952,000
Inventories (Note 2)	6,086,000	6,764,000
Prepaid expenses and deposits (Notes 7 and 14)	19,473,000	21,738,000
Other	-	888,000

Total current assets	$57,385,000	$76,944,000

PROPERTY, PLANT AND EQUIPMENT (Notes 2 and 6):
Land	$30,366,000	$30,161,000
Terminal and other facilities	1,427,348,000	1,301,407,000

	$1,457,714,000	$1,331,568,000

Less - Accumulated depreciation	(470,639,000)	(418,681,000)

	$987,075,000	$912,887,000

OTHER ASSETS:
Debt issue costs, net (Note 2)	$3,322,000	$3,048,000
Receivable from related parties (Note 3)	28,000	20,000
Investment in NTL venture (Note 2)	10,587,000	9,138,000
Other (Notes 2, 5, and 14)	6,452,000	4,252,000

	$20,389,000	$16,458,000

TOTAL ASSETS	$1,064,849,000	$1,006,289,000

LIABILITIES AND SHAREHOLDERS' EQUITY
	2009	2008
CURRENT LIABILITIES:
Accounts payable	$15,998,000	$33,892,000
Accrued liabilities (Note 14)	36,450,000	33,716,000
Dividends payable	-	14,000,000
Current portion of swap fair market value (Notes 2 and 4)	17,246,000	15,733,000
Current portion of long-term debt (Note 4)	15,829,000	2,808,000

Total current liabilities	$85,523,000	$100,149,000

OTHER LONG-TERM LIABILITIES (Notes 2, 4, 5, and 14)	$81,099,000	$117,130,000

LONG-TERM DEBT (Notes 3, 4 and 8)	$616,399,000	$604,892,000

DEFERRED INCOME TAXES (Notes 2 and 7)	$141,475,000	$103,077,000

COMMITMENTS AND CONTINGENCIES (Note 6)

SHAREHOLDERS' EQUITY (Notes 9, 10 and 11):
IMTT HOLDINGS INC.	$138,586,000	$79,792,000
NONCONTROLLING INTEREST	1,767,000	1,249,000

Total shareholders' equity	$140,353,000	$81,041,000

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,064,849,000	$1,006,289,000

The accompanying notes are an integral part of these balance sheets.

IMTT HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009 and 2008

	2009	2008
REVENUES:
Tank storage and terminal charges (Note 12)	$326,289,000	$302,331,000
Other rental income	2,436,000	1,986,000
Railroad operations	1,655,000	1,786,000
Other income (Notes 2, 3, and 6)	522,000	2,141,000
Environmental response services	15,795,000	46,480,000

Total revenues	$346,697,000	$354,724,000

EXPENSES:
Terminals -
Labor costs (Note 5)	$75,933,000	$66,277,000
Repairs and maintenance (Note 6)	28,227,000	26,449,000
Real and personal property taxes	10,497,000	10,392,000
Other operating	41,895,000	51,882,000
Total terminal operating expenses	$156,552,000	$155,000,000
Environmental response affiliate expenses	14,792,000	34,658,000
General and administrative (Notes 3 and 5)	27,437,000	30,076,000
Interest expense (Notes 2, 3 and 4)	29,510,000	23,540,000
Depreciation and amortization (Notes 2 and 9)	55,998,000	44,615,000
Mark-to-market loss (gain) of non-hedging derivatives (Notes 2 and 4)	(30,686,000)	46,277,000
	$253,603,000	$334,166,000

INCOME BEFORE INCOME TAXES	$93,094,000	$20,558,000

(PROVISION) CREDIT FOR INCOME TAXES (Notes 2 and 7):
Current	$(1,593,000)	$(4,053,000)
Deferred	(37,249,000)	(5,399,000)

	$(38,842,000)	$(9,452,000)

NET INCOME	$54,252,000	$11,106,000
LESS: Net (Income)/Loss attributable to noncontrolling interest (Note 1)	332,000	1,003,000
NET INCOME ATTRIBUTABLE TO IMTT HOLDINGS INC.	$54,584,000	$12,109,000

The accompanying notes are an integral part of these statements.

IMTT HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
NET INCOME	$54,252,000	$11,106,000

LESS: NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTEREST (Note 1)	332,000	1,003,000

NET INCOME ATTRIBUTABLE TO IMTT HOLDINGS INC.	54,584,000	12,109,000

OTHER COMPREHENSIVE INCOME (LOSS):

DERIVATIVES (Notes 2 and 4):
Change in fair market value of hedging interest rate swap agreements	3,594,000	(10,577,000)

Amortization of accumulated other comprehensive loss for swap agreements no longer accounted for as hedges	1,605,000	-

	5,199,000	(10,577,000)

PENSION AND POST-RETIREMENT BENEFIT PLANS	(2,166,000)	(10,798,000)

FOREIGN CURRENCY TRANSLATION ADJUSTMENT	3,671,000	(4,212,000)

TAX EFFECTS OF ITEMS INCLUDED IN OTHER COMPREHENSIVE INCOME	(1,644,000)	9,503,000

OTHER COMPREHENSIVE INCOME (LOSS) (Note 10)	5,060,000	(16,084,000)

LESS: OTHER COMPREHENSIVE (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTEREST (Note 1)	(850,000)	338,000

OTHER COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO IMTT HOLDINGS INC.	4,210,000	(15,746,000)

COMPREHENSIVE INCOME (LOSS)	59,312,000	(4,978,000)

LESS: COMPREHENSIVE (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTEREST (Note 1)	(518,000)	1,341,000

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO IMTT HOLDINGS INC.	$58,794,000	$(3,637,000)

The accompanying notes are an integral part of these statements.

IMTT HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

		IMTT HOLDINGS INC.			NONCONTROLLING INTEREST
			Accumulated			Accumulated
		Other	Other		Other	Other
		Shareholders'	Comprehensive		Shareholders'	Comprehensive
	Total	Equity	Income	Total	Equity	Income	Total
Balance, 12/31/2007	$139,240,000	$141,028,000	$(4,378,000)	$136,650,000	$2,590,000	$-	$2,590,000

Adjustment to Retained Earnings on Change in Measurement Date of Pension Plans in Accordance with ASC 715-20-65-1 (Note 5)	(615,000)	(615,000)	-	(615,000)	-	-	-
Income taxes	252,000	252,000	-	252,000	-	-	-
Net	(363,000)	(363,000)	-	(363,000)	-	-	-

Adjustment to Accumulated OCI on Change in Measurement Date of Pension Plans in Accordance with ASC 715-20-65-1 (Note 5)	5,242,000	-	5,242,000	5,242,000	-	-	-
Income taxes	(2,100,000)	-	(2,100,000)	(2,100,000)	-	-	-
Net	3,142,000	-	3,142,000	3,142,000	-	-	-

Balance, 12/31/2007 as adjusted	142,019,000	140,665,000	(1,236,000)	139,429,000	2,590,000	-	2,590,000

Comprehensive income:
Net income (loss)	11,106,000	12,109,000	-	12,109,000	(1,003,000)	-	(1,003,000)
Other comprehensive income (loss), net of tax	(16,084,000)	-	(15,746,000)	(15,746,000)	-	(338,000)	(338,000)
	(4,978,000)	12,109,000	(15,746,000)	(3,637,000)	(1,003,000)	(338,000)	(1,341,000)

Distributions	(56,000,000)	(56,000,000)	-	(56,000,000)	-	-	-
Contributions	-	-		-	-	-	-

Balance, 12/31/2008	81,041,000	96,774,000	(16,982,000)	79,792,000	1,587,000	(338,000)	1,249,000

Comprehensive income:
Net income (loss)	54,252,000	54,584,000	-	54,584,000	(332,000)	-	(332,000)
Other comprehensive income (loss), net of tax	5,060,000	-	4,210,000	4,210,000	-	850,000	850,000

	59,312,000	54,584,000	4,210,000	58,794,000	(332,000)	850,000	518,000

Distributions	-	-	-	-	-	-	-
Balance, 12/31/2009	$140,353,000	$151,358,000	$(12,772,000)	$138,586,000	$1,255,000	$512,000	$1,767,000

The accompanying notes are an integral part of these statements.

IMTT HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$54,252,000	$11,106,000
Adjustments to reconcile net cash
provided by operating activities
Depreciation and amortization	55,998,000	44,615,000
Bad debt expense (credit)	(282,000)	1,500,000
Debt cost amortization	543,000	473,000
Decrease (Increase) in accounts and
accrued interest receivable	15,093,000	(5,511,000)
Decrease (Increase) in inventories	682,000	(1,029,000)
Decrease (Increase) in prepaid expenses and deposits	1,078,000	(1,357,000)
Decrease (Increase) in other assets	1,338,000	(1,213,000)
(Decrease) Increase in accounts payable	(3,707,000)	885,000
Increase in accrued liabilities	3,557,000	1,247,000
Increase in deferred income taxes	37,249,000	5,399,000
(Decrease) Increase in other long-term liabilities	(32,443,000)	37,868,000
Loss on sale/retirement of assets	24,000	104,000

Net operating cash flows	$133,382,000	$94,087,000

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of plant assets	$(137,008,000)	$(221,700,000)
Increase in other assets	(4,281,000)	(702,000)
Decrease in tax-exempt bond escrow investments	-	55,525,000
Proceeds from sale of fixed assets	73,000	237,000

Net investing cash flows	$(141,216,000)	$(166,640,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Net borrowings under bank revolving credit facilities	$6,475,000	$138,072,000
Proceeds of unsecured term loan	30,000,000	-
Net other debt (payments)	(13,201,000)	(13,211,000)
Distributions to shareholders	(14,000,000)	(56,000,000)
Net receipts (payments) of receivables/payables with related parties	(8,000)	(6,000)
Loans from shareholders, net of repayments	(1,955,000)	2,979,000
Debt issue cost incurred	(1,049,000)	(19,000)

Net financing cash flows	$6,262,000	$71,815,000

Net (decrease) in cash	(1,572,000)	(738,000)

Net increase (decrease) in cash due to currency translation	227,000	389,000

Cash at beginning of year	4,602,000	4,951,000

Cash at end of year	$3,257,000	$4,602,000

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:
Interest (net of amount capitalized)	$28,954,000	$25,713,000
Income taxes	346,000	4,802,000

The accompanying notes are an integral part of these statements.

IMTT HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

(1) Nature of operations and organization

IMTT Holdings Inc. (“IHI”) formerly Loving Enterprises Inc., owns 100% of various corporations and limited liability companies (International Tank Terminals, L.L.C. and Affiliates, “ITT and Affiliates”) who in turn own 100% of various operating entities, primarily partnerships (“IMTT Combined”).   The following chart summarizes the relationship of the various ITT and Affiliates and IMTT Combined entities.

Parent Entities (ITT and Affiliates)		Subsidiary/Operating
99% Ownership *	1% Ownership *	Entities (IMTT Combined)
International Tank Terminals, L.L.C.	ITT-Storage, Inc.	International-Matex Tank Terminals

International Tank Bayonne, Inc. (100%)	-	Bayonne Industries, Inc.

International Tank Bayonne, Inc.	ITT-Bayonne Storage, Inc.	IMTT-Bayonne

ITT-BX, Inc.	ITT-BX Storage, Inc.	IMTT-BX

ITT-Pipeline, Inc.	ITT-Pipeline Partner, Inc.	IMTT-Pipeline

ITT-BC, Inc. (50%)	ITT-Interterminal Pipeline, Inc. (50%)	IMTT-BC

ITT-Gretna, L.L.C.	ITT-Gretna Storage, Inc.	IMTT-Gretna

ITT-Virginia, Inc.	ITT-Virginia Storage, Inc.	IMTT-Virginia

ITT-Richmond-CA, Inc.	ITT-Richmond-CA Storage, Inc.	IMTT-Richmond-CA

ITT-Illinois, Inc.	ITT-Illinois Storage, Inc.	IMTT-Illinois

ITT-Petroleum Management, Inc.	ITT-SPR Partner, Inc.	IMTT-Petroleum Management

ITT-Geismar, L.L.C.	ITT-Geismar Storage, Inc	IMTT-Geismar

International Environmental Services, Inc.	ITT-IEP Partner, Inc.	International Environmental Partners

ITT-NTL, Inc. (100%)	-	IMTT-NTL, Ltd.

*Unless noted otherwise below

The IMTT Combined entities primarily provide bulk liquid storage and handling services in North America through terminals located on the East, West and Gulf Coasts as well as the Great Lakes region of the United States and in Quebec and Newfoundland, Canada, with the predominant terminals located in New York harbor and on the Mississippi River near the Gulf of Mexico. Petroleum products, vegetable and tropical oils, renewable fuels, and various chemicals are stored and handled.

International-Matex Tank Terminals (IMTT) is a partnership formed in 1975 to own and operate bulk liquid storage terminal facilities in St. Rose and Avondale, Louisiana. Bayonne Industries, Inc. (BII) is a New Jersey corporation which owns terminal facilities in Bayonne, New Jersey and was purchased in 1983.  IMTT-Bayonne is a partnership formed in 1983 to operate New Jersey terminal assets.  The IMTT-BX partnership was formed in 1993 to acquire the terminal facility adjacent to Bll's tank terminal on April 1, 1993. IMTT-BC is a partnership organized in 1996 to purchase certain terminal assets in 1997, 2003, and 2004 that are contiguous to the existing Bayonne terminal.  IMTT-Pipeline is a partnership formed in 1996 to own a pipeline utilized in the transfer of products by IMTT-Bayonne and other third parties.  IMTT-Bayonne leases and operates tank terminal and warehouse facilities owned by BII, IMTT-BX and IMTT-BC in Bayonne, New Jersey/ New York Harbor.  IMTT-Gretna is a partnership formed in 1990 to purchase and operate a bulk liquid storage terminal in Gretna, Louisiana.  IMTT-Virginia, formerly IMTT-Chesapeake and IMTT-Richmond, is a partnership formed in 1991 to purchase and operate bulk liquid storage terminals in Chesapeake and Richmond, Virginia.  IMTT-Petroleum Management is a partnership formed in 1992 to own an interest in a joint venture operating the United States Strategic Petroleum Reserve. IMTT-Richmond-CA is a partnership formed in 1995 to purchase and operate a bulk liquid storage terminal in Richmond, California. IMTT-Illinois (formerly IMTT-Lemont) is a partnership formed in 1997 to purchase and operate terminal facilities in Lemont and Joliet, Illinois.  IMTT-NTL, Ltd. is a Canadian corporation formed in 1997 to own an interest in and manage a terminal in Newfoundland, Canada.  IMTT-Quebec Inc., a 662/3% owned subsidiary of IMTT, operates a bulk liquid storage terminal located in Quebec, Canada.  IMTT-Geismar is a partnership formed in 2006 to construct and operate a chemical logistics facility in Geismar, Louisiana.  International Environmental Partners is a partnership formed in 1999 to own an entity that provides environmental response and other services to the IMTT terminals and third parties.

(2) Summary of significant accounting policies

Consolidation:

The accompanying consolidated financial statements consist of the accounts of IHI which have been consolidated with those of ITT and Affiliates as well as those of IMTT Combined after eliminating all intercompany account balances and transactions (IHI Consolidated).  IMTT Combined consists of the operating entities, primarily partnerships, previously described, consolidated with their wholly-owned subsidiary, IMTT-Finco (The Partnerships) further combined with the Canadian corporation, IMTT-NTL, Ltd. (IMTT Combined).

Revenue recognition:

Contracts for the use of storage capacity at the various terminals predominantly have non-cancelable terms of one to five years.  These contracts generally provide for payments for providing storage capacity throughout their term based on a fixed rate per barrel of capacity leased, as adjusted annually for inflation indices.  Contracts are classified and accounted for as operating leases in accordance with generally accepted accounting principles and revenue is recognized over their term based on the rate specified in the contract.  Revenue from the rendering of ancillary services (e.g. product movement (thruput), heating, mixing, etc.) is recognized as the related services are performed based on contract rates. Thruput revenues are not recognized until the thruput quantity specified in the contract for the applicable period is exceeded.  Payments received prior to the related services being performed or as a reimbursement for specific fixed asset additions or improvements related to a customer’s contract are recorded as deferred revenue and ratably recognized as storage revenues over the contract term; the non-current portion is included in other long-term liabilities in the accompanying balance sheet.  Environmental response services revenues are recognized as services are rendered.

Accounts receivable and allowance for doubtful accounts:

Accounts receivable are stated at the historical carrying amount net of an allowance for doubtful accounts.  An allowance for doubtful accounts receivable is established based on specific customer collection issues that have been identified.  Accounts receivable are charged against the allowance for doubtful accounts when it has been determined the balance will not be collected.

Inventories:

Inventories which consist primarily of back-up fuel supplies, chemicals and supplies used in packaging anti-freeze for customers, spare parts used in maintenance activities, and spill response materials are carried at cost which is equal to or less than their fair market value.

Property, plant and equipment:

Property, plant and equipment is carried at cost including applicable construction period interest. Construction period interest (including related letter of credit fees) of $1,842,000 and $4,872,000 was capitalized in 2009 and 2008, respectively. Depreciation is provided using the straight-line method over lives which range from 15 to 30 years for the terminal facility and 3 to 8 years for furniture, fixtures and equipment. Costs which are associated with capital additions and improvements or that extend the useful lives or increase service capacity of assets are capitalized; costs of maintenance and repairs are expensed.  Terminal fixed assets with a net book value of $981,540,000 at December 31, 2009 are utilized to provide storage capacity and related services to customers/ lessees.  The balance of assets not placed in service and recorded in construction in progress was $39,934,000 and $95,168,000 at December 31, 2009 and 2008, respectively.

Debt issue costs:

Costs incurred related to issuing and reissuing and extending the term of tax-exempt bonds and entering into bank lines of credit and the unsecured term loan (See Note 4) are capitalized as debt issue costs in the accompanying balance sheet and amortized over the term of the related debt as additional interest expense.

Other assets:

Costs incurred to deepen vessel draft at the Partnerships' docks as well as those incurred periodically to maintain draft depths for more than one year are capitalized and amortized over their estimated useful lives (3 to 20 years) as a planned major maintenance activity.  $4,281,000 and $702,000 of such costs were capitalized in 2009 and 2008, respectively.  Amortization of such costs was $1,817,000 and $1,524,000 in 2009 and 2008, respectively.

Investment in NTL venture:

On July 21, 1997 IMTT-NTL, Ltd. acquired a 20% interest in Newfoundland Transshipment Limited (NTL), a Canadian corporation which owns and operates a storage and transshipment terminal located in Newfoundland. The investment is shown in the accompanying balance sheet at cost ($10,587,000 at December 31, 2009). NTL guarantees its shareholders a minimum 12% return on investment. This return on investment ($1,471,000 and $1,311,000 for 2009 and 2008, respectively) has been recorded as other income in the accompanying income statements as its ultimate realization is reasonably assured based on the nature of its operations and the involvement of major oil companies as customers and shareholders.

Income taxes:

Income taxes are accounted for in accordance with the asset and liability method.  Income tax expense includes federal and state taxes currently payable as well as deferred taxes arising from temporary differences between income for financial reporting and income tax reporting purposes.  Operating loss and tax credit carryforwards are recognized as reductions to net deferred income tax liabilities if it is likely that their benefit will be realized.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  Beginning with the adoption of Accounting for Uncertainty in Income Taxes, ASC 740-10 – Income Taxes – Overall, as of January 1, 2009, IHI Consolidated recognizes the effect income tax positions only if those positions are more likely than not of being sustained.  Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized.  Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.  Prior to January 1, 2009, IHI Consolidated recognized the effect of income tax positions only if such positions were probable of being sustained.

Fair value measurements:

IHI Consolidated has adopted the provisions of ASC 820, Fair Value Measurements and Disclosures, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis.  ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

Derivatives:

IHI Consolidated has entered into interest rate-related derivative instruments to manage its interest rate exposure on certain debt instruments.  See Note 4. IHI Consolidated does not enter into derivative instruments for any purpose other than economic interest rate hedging.  That is, IHI Consolidated does not speculate using derivative instruments.

By using derivative financial instruments to hedge exposures to changing interest rates, IHI Consolidated exposes itself to credit risk and market risk.  Credit risk is the failure of the counterparty to perform under the terms of the derivative contract.  When the fair value of a derivative contract is positive, the counterparty owes IHI Consolidated, which creates credit risk for IHI Consolidated.  When the fair value of a derivative contract is negative, IHI Consolidated owes the counterparty and, therefore, it does not possess credit risk, as was the case at December 31, 2009 and 2008.  IHI Consolidated minimizes the credit risk in the derivative instruments by entering into transactions with high quality counterparties.  Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates.

IHI Consolidated has in place variable-rate debt.  These debt obligations expose IHI Consolidated to variability in interest payments due to changes in interest rates.  IHI Consolidated believes that it is prudent to limit the variability of a large portion of its interest payments.  To meet this objective, IHI Consolidated enters into interest rate swap agreements to manage fluctuations in cash flows resulting from interest rate risk on a majority of its variable-rate debt.  These swaps change the variable-rate cash flow exposure on the debt obligations to fixed cash flows.  Under the terms of the interest rate swaps, IHI Consolidated receives variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed-rate debt for the portion of the debt that is swapped.

In accordance with ASC 815-10-05-4, IHI Consolidated had concluded that all of its interest rate swaps qualify as cash flow hedges and IHI Consolidated applied hedge accounting for these instruments until March 31, 2009.  Changes in the fair value of interest rate derivatives designated as hedging instruments that effectively offset the variability of cash flows associated with variable-rate debt obligations up to that time were reported in other comprehensive income or loss.  Any ineffective portion of the change in valuation of derivatives was recorded through earnings, and reported in the mark-to-market loss (gain) of non-hedging derivatives line in the consolidated statements of income.  Effective April 1, 2009, IHI Consolidated elected to discontinue the application of hedge accounting to its interest rate swap agreements.  The amount recorded in accumulated other comprehensive income at that time ($6,984,000 loss) will be amortized to mark-to-market loss (gain) in the statement of income over the remaining term of the swap agreements.  $1,605,000 was amortized to mark-to-market loss (gain) in the statement of income in 2009.  Subsequent to March 31, 2009, all changes in the fair value of interest rate swap agreements is recorded through earnings.  The long-term portion of these fair market values are recorded in other long-term liabilities in the accompanying balance sheets.  The term over which IHI Consolidated is currently partially hedging exposures relating to debt is through June, 2017.  (See Note 4)

At December 31, 2009, IHI Consolidated had $632,228,000 of outstanding debt, $431,300,000 of which was hedged with interest rate swaps.  At December 31, 2008, IHI Consolidated had $607,700,000 of outstanding debt, $379,300,000 of which was hedged with interest rate swaps.

For the years ended December 31, 2009 and 2008, IHI Consolidated recorded the following changes in the value of its derivative instruments.

	December 31, 2009 Interest Rate Swaps	December 31, 2008 Interest Rate Swaps

Opening balance (liability)/asset (includes current and non-current portions)	$(83,536,000)	$(26,682,000)

Unrealized gain (loss) on derivative instruments in other comprehensive income (loss) for the year	3,594,000	(10,577,000)

Ineffective portion of the changes in the valuation of the derivatives instruments, representing unrealized gains (losses) included in loss on derivative instruments for the year	3,306,000	(54,174,000)

Change in fair value of derivative instruments after March 31, 2009 included in gain (loss) on derivative instruments in the accompanying income statement	11,518,000	-

Reclassification of realized losses (gains) on derivative instruments into interest expense for the year	17,467,000	7,897,000

Closing balance (liability)/asset (includes current and non-current portions)	$(47,651,000)	$(83,536,000)

IHI Consolidated will amortize losses of approximately $1,892,000 (pretax) from accumulated other comprehensive (loss) into mark-to-market loss (gain) in the statement of income over the next twelve months.

In accordance with ASC 815-10-10-1, IHI Consolidated’s derivative instruments are recorded on the balance sheet at fair value.  IHI Consolidated measures derivative instruments at fair value using the income approach which converts future amounts (being the future net cash settlements expected under the derivative contracts) to a discounted present value.  These valuations primarily utilize observable (“level 2”) inputs including contractual terms, interest rates and yield curves observable at commonly quoted intervals.

IHI Consolidated’s fair value measurements of its derivative instruments at December 31, 2009 and 2008, were as follows:

		Fair Value Measurements at Reporting Date Using
Description	Total at December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Derivative Instruments:

Current liabilities	$(17,246,000)	$-	$(17,246,000)	$-

Non-current liabilities	(30,405,000)	-	(30,405,000)	-

Total	$(47,651,000)	$-	$(47,651,000)	$-

Description	Total at December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Derivative Instruments:

Current liabilities	$(15,733,000)	$-	$(15,733,000)	$-

Non-current liabilities	(67,803,000)	-	(67,803,000)	-

Total	$(83,536,000)	$-	$(83,536,000)	$-

Pension and other postretirement plans:

IMTT Combined records annual amounts relating to its pension and postretirement plans based on calculations that incorporate various actuarial and other assumptions, including discount rates, mortality, assumed rates of return, compensation increases, turnover rates and healthcare cost trend rates.  IMTT Combined reviews its assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is appropriate to do so.  The effect of modifications to those assumptions is recorded in other comprehensive income and amortized to net periodic cost over future periods using the corridor method.  IMTT Combined believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions.  Net periodic costs are recognized as employees render the services necessary to earn the postretirement benefits.

Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and disclosures.  Some of the more important estimates and assumptions concern depreciation methods and lives, future environmental remediation costs and pension plan discount rates and rates of return on plan assets.  Actual results may differ from those estimates and assumptions.

Impairment of long-lived assets:

Long-lived assets, such as property, plant, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets is assessed by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.  Certain nursery assets involved in plant growing operations (greenhouses and related equipment) as well as a small amount of equipment used in packaging liquids are no longer in use due to unfavorable prospects for future profitable operations.  The estimated remaining useful life of these assets was adjusted in 2009 to reduce their net book value to zero (estimated fair value).  Additional depreciation expense of $1,458,000 was recorded in the accompanying 2009 income statement as a result of this change in the remaining useful life.

Foreign currency translation:

The assets and liabilities of IMTT-NTL, Ltd. and IMTT-Quebec Inc. are translated from their foreign currency (Canadian dollars) to U.S. dollars at exchange rates in effect at the end of the year and income statement accounts are translated at average exchange rates for the year.  Translation gains or losses as a result of changes in the exchange rate are recorded as a component of other comprehensive income.

Noncontrolling interest:

In conformity with FASB guidance concerning noncontrolling interests in consolidated financial statements, IHI Consolidated has changed the presentation thereof related to IMTT-Quebec Inc. in the accompanying financial statements for 2009 and 2008.  Noncontrolling interests (previously referred to as “minority interest”) are now classified as a part of net income and the accumulated amount thereof is classified as a part of shareholders’ equity, and changes therein are separately displayed in the statement of shareholders’ equity.

Commitments and contingencies:

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.  Legal costs incurred in connection with loss contingencies are expensed as incurred.

Accounting standards:

In 2009, the FASB issued SFAS 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”, which establishes the Codification as the source of authoritative generally accepted accounting principles (GAAP) in the United States for companies to use in the preparation of their financial statements.  All guidance contained in the Codification carries the same level of authority and supersedes all existing non-SEC accounting and reporting standards.  Disclosure references were changed herein to reflect the Codification.  The adoption does not affect IHI Consolidated’s accounting practices or financial statement presentation.

(3) Related party transactions

During 2009 and 2008, IHI Consolidated paid or accrued $2,300,000 and $2,266,000, respectively, to entities related to a group of shareholders for legal services and office rent which are recorded as general and administrative expense in the accompanying income statement.  Receivables from affiliates of $28,000 at December 31, 2009 and $20,000 at December 31, 2008 consists of receivables from entities affiliated with a group of shareholders.  In accordance with the terms of the shareholders’ agreement, IHI has loans outstanding to a group of shareholders at December 31, 2009 and 2008 of $34,540,000 and $36,495,000, respectively.  Interest accrued on these loans for 2009 and 2008 was $1,980,000 and $2,108,000, respectively.

(4) Long-term debt and related derivatives

Long-term debt consists of the following:

	2009	2008

Tax-exempt N.J.E.D.A. bonds, .29% at December 31, 2009 (.80% at December 31, 2008)	$30,000,000	$30,000,000

Tax-exempt N.J.E.D.A. bonds of terminated El Dorado joint venture, .29% at December 31, 2009 (.80% at December 31, 2008)	6,300,000	6,300,000

Tax-exempt Ascension Parish bonds, .26% at December 31, 2009 (.85% at December 31, 2008)	165,000,000	165,000,000

Tax-exempt L.P.F.A. bonds, .26% at December 31, 2009 (.85% at December 31, 2008)	50,000,000	50,000,000

Unsecured notes payable under U.S. revolving bank credit facility averaging 1.30% at December 31, 2009 (2.39% at December 31, 2008)	230,100,000	221,000,000

Notes payable under revolving credit facility with a Canadian bank, averaging 1.40% at December 31, 2009 (3.52% at December 31, 2008)	20,827,000	20,243,000

Unsecured term loan payable to a bank, 4.24% at December 31, 2009	30,000,000	-

Capitalized land sublease due in monthly installments through October, 2011 with interest at 7%	425,000	626,000

Loans from shareholders, 5.50%, due in quarterly installments over a 15 year period beginning March 31, 2008	34,540,000	36,495,000

Notes payable to a bank, 1.231% at December 31, 2009 (1.461% at December 31, 2008)	65,000,000	78,000,000

Other	36,000	36,000

	$632,228,000	$607,700,000

Less – Current maturities	(15,829,000)	(2,808,000)

	$616,399,000	$604,892,000

In 1993, BII and IMTT-Bayonne received the proceeds of and became obligated for $30,000,000 of tax-exempt New Jersey Economic Development Authority (N.J.E.D.A.) Dock Facility Revenue Refunding Bonds (the Bonds) to refinance and retire previously issued tax-exempt industrial development revenue bonds.

In accordance with the terms of the Bond indenture, BII and IMTT-Bayonne select from four interest rate-setting frequency modes; daily, weekly, commercial paper (CP) (from 30 to 269 days) and adjustable rate mode (at least six months). The interest rates for these various alternatives are determined by the remarketing agent as the lowest rate that will allow the Bonds to be sold at par based on the current market conditions. For all of 2009 and 2008, the Bond interest rate was set under the daily rate mode.

The Bonds are secured by $30,473,000 of irrevocable letters of credit, which expire June, 2012 (if not extended), issued by the banks under the credit facility discussed below.

The Bonds mature on December 1, 2027 but are subject to optional and mandatory tender, as well as various redemption provisions, at 100% of principal and accrued interest (plus applicable premium if the Bonds are in the adjustable rate mode). When in the daily or weekly rate mode, bond owners may, at their option, tender the Bonds to the remarketing agent for payment of principal and accrued interest.

The Bonds are also subject to mandatory tender provisions in the following cases: 1) each time the interest rate mode is converted, 2) if the related letters of credit are released or allowed to terminate or expire without replacement or extension, 3) substitution of an alternate credit facility for an existing letter of credit, if certain conditions are not met and 4) on each CP rate reset date. After tender, if sufficient funds are not available from remarketing the Bonds, the bond owners could be paid from the proceeds of a draw on the related letters of credit, or, should sufficient funds not be available from letters of credit, the Bonds could be purchased by BII and IMTT-Bayonne. The Bonds may be redeemed at various times at the direction of BII and IMTT-Bayonne while in any rate mode and are also subject to mandatory redemption if the Bonds are determined to be taxable.

IMTT-BC is responsible for the payment of principal (due December 1, 2021) and related interest of a $6,300,000 New Jersey Economic Development Authority tax-exempt bond issue of a terminated joint venture.  Interest terms on these bonds are similar to those issued by BII and IMTT-Bayonne discussed previously. These bonds are secured by a $6,404,000 irrevocable letter of credit issued by the banks under the credit facility discussed below.

In July, 2007, IMTT-Geismar received the proceeds of and became obligated for $165,000,000 of tax-exempt Industrial Development Board of the Parish of Ascension, Louisiana, Inc. revenue bonds to finance construction of a chemical liquid logistics facility in Geismar, Louisiana.   At the same time, IMTT received the proceeds of and became obligated for $50,000,000 of tax-exempt Louisiana Public Facilities Authority (L.P.F.A.) revenue bonds to finance the expansion of liquid terminal facilities at its St. Rose, Louisiana terminal.  Both of these tax-exempt financings mature on June 1, 2043 and are secured by irrevocable letters of credit ($167,170,000 and $50,658,000, respectively) issued by the banks under the credit facility discussed below as well as confirming irrevocable letters of credit ($167,332,000 and $50,707,000, respectively) issued by the Federal Home Loan Bank of Atlanta which expire June 5, 2012.  These two tax-exempt financings have interest rate setting modes, optional and mandatory tender and redemption provisions similar to the NJEDA tax-exempt bonds.  For all of 2009 and 2008 the rate on these bonds was set under the weekly rate mode.

In June, 2007 IMTT Combined replaced and increased its existing U.S. bank credit facility with a new bank credit facility.  This $600,000,000 unsecured revolving U.S. credit facility is with an eighteen bank syndicate and expires in June, 2012.  IMTT and IMTT-Bayonne are the borrowers under this agreement which is guaranteed by all the remaining entities comprising IMTT Combined except IMTT-NTL, Ltd. and IMTT-Quebec Inc.  Also, a majority of the outstanding stock of IMTT-NTL, Ltd. and IMTT-Quebec Inc. is pledged in repayment of this debt.

IMTT and IMTT-Bayonne can borrow, at their option, for various periods under the agreement at LIBOR plus .55% to 1.50%, with the percentage added to LIBOR dependent upon the ratio of debt to earnings before interest, taxes and depreciation and amortization, as defined.  Loans are also available at the banks’ base rate.

The U.S. bank credit facility includes the availability for the issuance of letters of credit. Letters of credit outstanding under this facility at December 31, 2009 ($264,871,000) primarily secure obligations under certain tax-exempt bonds referred to previously. Loans of $230,100,000 were outstanding under this facility at December 31, 2009, thus leaving $105,029,000 available under this credit facility at December 31, 2009.

IMTT Combined is subject to various covenants under this credit facility. The primary covenants require the maintenance of certain ratios, as defined, of combined 1) debt to earnings before interest, income taxes and depreciation and amortization, and 2) earnings before interest, income taxes and depreciation and amortization to interest expense.  The loan agreement also restricts liens on assets, additional investments and loans, sales or dispositions of assets and change of control, as defined, among other requirements.

In 2007, IMTT-NTL, Ltd. and IMTT-Quebec Inc. entered into a $25,000,000 (U.S. equivalent) revolving credit facility with a Canadian bank. Loans under this facility are available in Canadian dollars at bankers' acceptances rates plus spreads based on the ratio of debt to earnings before interest, income taxes and depreciation and amortization identical to those under the $600,000,000 U.S. bank syndicate credit facility or at prime rates. This facility which terminates June, 2012 has covenants, guarantees and stock pledges identical to the $600,000,000 U.S. bank syndicate credit facility.

IMTT and IMTT-Bayonne entered into a $30 million unsecured term loan with a bank on August 28, 2009.  This loan has the same maturity date, guarantees, covenants, and other terms and conditions as the U.S. and Canadian revolving bank credit facilities except the margin applied to LIBOR loans for each of the various term options varies from 3.0% to 5.0% dependent upon the ratio of debt to earnings before interest, taxes, and depreciation and amortization, as defined.  Also, this loan is subject to mandatory prepayment if commitments under the revolving bank credit facilities or any replacement facilities exceeds $625 million.

Scheduled maturities of debt balances outstanding as of December 31, 2009 are as follows for the ensuing five years.

Year	Amounts
2010	$15,829,000
2011	2,810,000
2012	335,534,000	*
2013	2,607,000
2014	2,607,000

*In addition, $251,300,000 of tax-exempt bonds are secured by letters of credit issued under the bank credit facility which expires in 2012.

As discussed in Note 9, on January 1, 2000 ITT and Affiliates purchased the interest of a former partner in IMTT Combined.  The consideration for the purchase was in the form of notes payable to the former partner totaling $130,000,000.

In December, 2005, these notes were refinanced with a bank.  Principal payments were revised to $13,000,000 annually from December 31, 2005 to December 31, 2010 with the remaining $52,000,000 due December 23, 2012 and interest is LIBOR plus one percent.  IMTT Combined has guaranteed principal payments for the following amounts of this debt:

Effective Date – December 30, 2006	$13,000,000
December 31, 2006 – December 30, 2007	26,000,000
December 31, 2007 – December 30, 2008	39,000,000
December 31, 2008 – December 30, 2009	52,000,000
December 31, 2009 – December 30, 2010	65,000,000
December 31, 2010 – December 23, 2012	52,000,000

The refinanced debt retains the clause in the original note that it is subordinate to any current or future debt of IMTT Combined.  Additionally, after December 31, 2009, if the ratio of debt to earnings before interest, taxes, depreciation and amortization of IMTT Combined exceeds a prescribed ratio, the outstanding debt balance is assumed by IMTT Combined from ITT and Affiliates.  Further, the loan agreement restricts IMTT Combined and ITT and Affiliates from pledging assets unless the bank receives an equal security interest in such assets, consolidating or merging with another entity, or incurring a change of control, as defined.  The guaranty of IMTT Combined could be accelerated if IMTT Combined defaults under any of its debt obligations.  Additionally, IHI is prohibited from selling or pledging its ownership interests in ITT and Affiliates and IMTT Combined.

The interest rate on the borrowings under the tax-exempt bonds, the revolving bank credit facilities, the unsecured term loan and the notes payable to a bank (refinanced notes payable to a former partner) discussed previously adjusts periodically depending on their individual terms as previously described. In an effort to achieve a more stable interest cost and reduce the risk of rising interest rates and expense, four interest rate swap agreements with three large banks were entered into whereby floating rates were swapped for fixed rates. The primary terms and the accounting treatment of these financial instruments are described below.

	Swap 1	Swap 2		Swap 3		Swap 4		Total
Related debt	N.J.E.D.A. Bonds	Tax-Exempt Bonds		Bank Line		Bank Note Payable
Notional amount	$36,300,000	$215,000,000	*	$115,000,000	**	$65,000,000	***
Term	10/07-10/12	7/07-6/17		10/07-3/17		5/06-12/12
Fixed rate paid	3.410%	3.662%		5.507%		6.290%
Floating rate received	67% of monthly Libor	67% of monthly Libor		Quarterly Libor		Monthly Libor

	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Floating rate at year end	0.156%	0.765%	0.156%	0.758%	0.251%	1.459%	0.23094%	0.46125%
Net interest expense (income) for year	$1,156,000	$579,000	$7,390,000	$3,240,000	$4,224,000	$1,422,000	$4,697,000	$3,150,000	$17,467,000	$8,391,000
Fair market value at year end (liability)****	$(2,153,000)	$(2,950,000)	$(18,563,000)	$(33,996,000)	$(19,474,000)	$(35,479,000)	$(7,461,000)	$(11,111,000)	$(47,651,000)	$(83,536,000)
Change in fair market value for year gain/(loss)	$797,000	$(1,846,000)	$15,433,000	$(23,967,000)	$16,005,000	$(27,080,000)	$3,650,000	$(3,961,000)	$35,885,000	$(56,854,000)
Change in fmv value recorded in - Other comprehensive income/(loss)	$(130,000)	$(1,576,000)	$-	$-	$3,157,000	$(4,585,000)	$566,000	$(4,416,000)	$3,594,000	$(10,577,000)
Net income/(loss)	$927,000	$(270,000)	$15,433,000	$(23,967,000)	$12,848,000	$(22,495,000)	$3,084,000	$455,000	$32,291,000	$(46,277,000)
Total gain/(loss)	$797,000	$(1,846,000)	$15,433,000	$(23,967,000)	$16,005,000	$(27,080,000)	$3,650,000	$(3,961,000)	$35,885,000	$(56,854,000)

*	Increased to $215 million at 1/1/09; was $175 million at 1/1/08.
**	Increases annually to $200 million at 12/31/12. At 1/1/09 was $90 million.
***	Decreases identically to outstanding principal balance of notes payable to a bank (refinanced note of a former partner). Payments guaranteed by IMTT.
****	Included in current and other long-term liabilities in the accompanying balance sheets.

(5) Employee benefits

Except for a plan covering certain employees covered by a collective bargaining agreement at the Lemont and Joliet, Illinois terminals, substantially all employees of IMTT Combined are eligible to participate in a defined benefit pension plan (the Plan). Benefits under the Plan are based on years of service and the employees' highest average compensation for a consecutive five year period. Coincident with the acquisition of terminal facilities in 1997 and 2007 by IMTT-Illinois, it became the sponsor of a defined benefit plan covering union employees at these terminals (Union Plan). Monthly benefits under this plan are computed based on a benefit rate in effect at the date of the participant's termination ($49.50 at November 1, 2009) multiplied by the number of years of service. The Partnerships' contributions to both plans are based on the recommendations of its consulting actuary.

The following table sets forth the obligations and assets (as well as changes therein) of both plans, the resulting funded status and amounts recognized in the accompanying financial statements.

	2009		2008
	The Plan	Union Plan	The Plan	Union Plan
Changes in benefit obligation:
Benefit obligation at beginning of year	$53,261,000	$3,333,000	$54,355,000	$3,053,000
FAS No. 158 measurement date change	-	-	(5,443,000)	(12,000)
Service cost	3,314,000	174,000	2,558,000	166,000
Interest cost	3,414,000	221,000	3,071,000	194,000
Assumption changes (gain) loss	-	-	-	-
Actuarial loss (gain)	5,337,000	396,000	65,000	1,000
Benefits paid	(2,283,000)	(72,000)	(1,345,000)	(69,000)
Benefit obligation at end of year	$63,043,000	$4,052,000	$53,261,000	$3,333,000

Changes in plan assets:
Fair value of plan assets at beginning of year	$32,049,000	$2,848,000	$35,772,000	$2,941,000
FAS No. 158 measurement date change	-	-	(763,000)	(66,000)
Actual return on plan assets	5,676,000	498,000	(6,982,000)	(586,000)
Employer contribution	3,832,000	218,000	5,367,000	628,000
Benefits paid	(2,283,000)	(72,000)	(1,345,000)	(69,000)
Fair value of plan assets at end of year	$39,274,000	$3,492,000	$32,049,000	$2,848,000
Funded status – Pension (liability) recognized in balance sheet in other long-term liabilities	$(23,769,000)	$(560,000)	$(21,212,000)	$(485,000)
Amounts recognized in accumulated other comprehensive income consist of:
Net actuarial loss	$12,214,000	$1,081,000	$10,441,000	$997,000
Prior service cost	915,000	316,000	1,085,000	349,000
Total	$13,129,000	$1,397,000	$11,526,000	$1,346,000
Accumulated benefit obligation at December 31:	$46,346,000	$4,052,000	$40,374,000	$3,333,000
Components of net periodic benefit cost:
Service cost	$3,314,000	$174,000	$2,558,000	$166,000
Interest cost	3,414,000	221,000	3,071,000	194,000
Expected return on plan assets	(2,696,000)	(244,000)	(2,835,000)	(240,000)
Amortization of prior service cost	170,000	33,000	170,000	33,000
Recognized net actuarial loss (gain)	583,000	58,000	-	-
Net periodic benefit cost recognized in statement of income	$4,785,000	$242,000	$2,964,000	$153,000

	2009		2008
	The Plan	Union Plan	The Plan	Union Plan
Other changes in plan assets and benefit obligation recognized in other comprehensive income:
Net actuarial (gain)/loss	$2,357,000	$142,000	$9,882,000	$828,000
Prior service cost/(credit)	-	-	-	-
Amortization of prior service cost/credit	(170,000)	(33,000)	(170,000)	(33,000)
Amortization of actuarial loss	(583,000)	(58,000)	-	-
Total recognized in other comprehensive income	$1,604,000	$51,000	$9,712,000	$795,000
Total recognized in net periodic benefit cost and other comprehensive income	$6,389,000	$293,000	$12,676,000	$948,000
Weighted average assumptions used to determine benefit obligations as of December 31:
Discount rate	6.00%	6.00%	6.50%	6.50%
Rate of compensation increase	5.47%	-	5.47%	-
Weighted average assumptions used to determine net benefit cost:
Discount rate	6.50%	6.50%	6.50%	6.50%
Expected return on plan assets	8.50%	8.50%	8.50%	8.50%
Rate of compensation increase	5.47%	-	5.47%	-

As of December 31, 2009, the discount rate assumption used in the computation of benefit obligations was changed to 6.00% to better approximate returns available on high quality fixed income investments.  The long-term rate of return of pension assets is based on historical results adjusted as necessary for future expectations.

The allocation of pension plan assets as of December 31, 2009 and 2008 is shown below based on quoted prices in active markets for identical assets (Level 1 fair value measurements).
	2009		2008
	The Plan	Union Plan	The Plan	Union Plan
Weighted average asset allocation:
Domestic equity funds	12.3%	12.2%	10.4%	10.5%
International equity fund	7.4%	7.4%	4.8%	4.8%
Domestic fixed income fund	78.1%	76.3%	77.5%	77.2%
Other	2.2%	4.1%	7.3%	7.5%
Total	100.0%	100.0%	100.0%	100.0%

Pension asset investment decisions are made with assistance of an outside paid advisor to achieve the multiple goals of high rate of return, diversification and safety.

Beginning in late 2008, the concentration of plan assets were shifted to a preponderance in one domestic fixed income fund, as opposed to a more traditional 60% equity and 40% fixed income allocation, in light of adverse economic conditions and declining equity valuations.

Expected benefit payments as of December 31, 2009 are as follows:

	The Plan	Union Plan

Year 2010	$2,372,000	$132,000
Year 2011	3,010,000	141,000
Year 2012	3,270,000	155,000
Year 2013	3,347,000	169,000
Year 2014	3,588,000	184,000
Years 2015 - 2019	23,582,000	1,366,000

Anticipated contributions for 2010	$4,446,000	$280,000

The Partnerships provide post-retirement life insurance (coverage equal to 25% of final year compensation not to exceed $25,000) and health benefits (coverage for early retirees at least 62 years old on early retirement to age 65, reimbursement of Medicare premiums for the Bayonne terminal employees and some smaller health benefits no longer offered) to retired employees.  The Partnerships adopted the accounting treatment for post-retirement benefits other than pensions as prescribed by ASC 715-60-05 in 2006.  As allowed by that accounting standard, the Partnerships elected to defer and amortize the January 1, 2006 transition obligation over ten years.

The following table sets forth the obligation and assets (as well as changes therein) of these plans, the resulting funded status and amounts recognized in the accompanying financial statements.

	2009	2008
Changes in benefit obligation:
Benefit obligation at beginning of year	$3,501,000	$3,071,000
Service cost	104,000	114,000
Interest cost	216,000	175,000
Actuarial (gain) loss	863,000	626,000
Benefits paid	(338,000)	(485,000)
Benefit obligation at end of year	$4,346,000	$3,501,000

Changes in plan assets:
Fair value of plan assets at beginning of year	$-	$-
Employee contribution	338,000	485,000
Benefits paid	(338,000)	(485,000)
Fair value of plan assets at end of year	$-	$-

Funded status	$(4,346,000)	$(3,501,000)

Amounts recognized in combined balance sheets consist of:
Current liabilities	$(320,000)	$(250,000)
Other long-term liabilities	(4,026,000)	(3,251,000)
	$(4,346,000)	$(3,501,000)

Amounts recognized in accumulated other comprehensive income consist of:
Transition obligation	$2,108,000	$2,459,000
Net (gain) loss	1,044,000	168,000
Total	$3,152,000	$2,627,000

Components of net periodic benefit cost:
Service cost	$104,000	$114,000
Interest cost	216,000	175,000
Amortization of transition obligation	351,000	351,000
Experience (gain)	-	(17,000)
Net periodic benefit cost of the plan	$671,000	$623,000

Other changes in plan assets and benefit obligation recognized in other comprehensive income:
Net actuarial loss	$862,000	$642,000
Amortization of transition obligation	(351,000)	(351,000)
Total recognized in other comprehensive income	$511,000	$291,000
Total recognized in net periodic benefit cost and other comprehensive income	$1,182,000	$914,000

Weighted average assumptions used to determine benefit obligations as of December 31:	2009	2008
Discount rate	6.00%	6.50%
Rate of compensation increase	3.00%	3.00%

Weighted average assumptions used to determine net benefit cost:
Discount rate	6.50%	6.25%
Rate of compensation increase	3.00%	3.00%

An 8.0% and 8.5% annual rate of increase in health care costs for the years 2009 and 2008, respectively, was assumed decreasing by .75% annually to a 5% annual level.

Expected benefit payments and contributions as of December 31, 2009 are as follows:

Year 2010	$320,000
Year 2011	280,000
Year 2012	220,000
Year 2013	200,000
Year 2014	200,000
Year 2015 – 2019	1,230,000

Assumptions concerning health care cost trend rates can have a significant impact on plan costs and liabilities, as shown below as of year-end and for the year 2009.

	Using stated	One percentage point
	assumptions	Decrease	Increase
Service cost	$104,000	$99,000	$111,000
Interest cost	216,000	206,000	226,000
Accumulated post retirement benefit obligation	4,346,000	4,193,000	4,516,000

Accumulated other comprehensive income at December 31, 2009 contains $655,000 of net actuarial losses, $203,000 of prior service cost and $351,000 of net transition obligation for the foregoing defined benefit pension and post retirement health/life plans expected to be recognized as components of net periodic benefit cost in 2010.

IHI Consolidated adopted the measurement date provisions of ASC 715-20-65-1 in 2008 (measurement date was changed from October 31, to December 31, 2007) for both defined benefit pension plans.  This change resulted in a $4,627,000 decrease in pension liability composed of a $5,242,000 increase in accumulated other comprehensive income ($3,142,000 after income tax effect) and a $615,000 reduction in retained earnings ($363,000 after income tax effect).

The Partnerships have established a supplementary, non-qualified benefit plan for certain management employees whose compensation exceeds the maximum eligible for inclusion in the qualified defined benefit plan.  Under this plan, the Partnerships fund additional compensation to the affected employees on a pre-tax basis that will allow them to make a contribution to a separate investment account which the employees own that will provide the actuarial equivalent of the benefits available as if all of the employees’ compensation had been included in the qualified defined benefit plan.  Expense related to this plan is recorded as additional compensation and primarily included in general and administrative expense in the accompanying financial statements ($687,000 in 2009 and $825,000 in 2008).

The Partnerships have established defined contribution Section 401 (k) employee benefit plans. Under the primary plan, employees who are eighteen years old and have six months of service are eligible to participate. Employees may contribute up to the maximum allowable for Federal income tax purposes and the Partnerships' matching contribution is determined each year by management. In both 2009 and 2008, the Partnerships elected to match 5% of employee contributions. Total expense for the 401 (k) plans recognized for 2009 and 2008 was $188,000 and $186,000, respectively.

The Partnerships purchase life insurance for certain management employees and provide for the repayment of premiums paid through deferred compensation arrangements.  Under this program, various amounts of life insurance are purchased and paid for by the Partnerships and receivables are recorded from each management employee, along with accrued interest.  At retirement or termination of service, funds are provided to the plan participants under deferred compensation agreements to provide for the repayment of premiums paid and ownership of the policies is transferred at that time.  Expense related to the deferred compensation arrangements is recorded annually as employee service is rendered to the Partnerships.  Expense associated with providing this benefit of $62,000 and $390,000 for 2009 and 2008, respectively, is recorded in general and administrative expense in the accompanying financial statements.

(6) Commitments and contingencies

IMTT Combined is involved in various lawsuits, claims and inquiries (including environmental matters) which are routine to the nature of its business.  Management believes that resolution of these matters will not result in any material adverse effect on the financial statements.

Many of the entities comprising IMTT Combined are subject to compliance with federal and state environmental regulations, some of which require environmental remediation and ongoing monitoring activities.  Depending upon the nature and circumstances of such activities, certain of the expenditures related thereto have been recorded as operating expenses in the accompanying income statements and others are capitalized as such expenditures are incurred.

A summary of these environmental remediation matters follows.

The Lemont terminal entered into a consent order with the state of Illinois to remediate a contamination problem which existed at the time of the purchase of this facility from its former owners.  Remediation is also required as a result of the renewal of a lease with a government agency for a portion of the terminal.  This remediation effort, consisting of among other things, the implementation of extraction and monitoring wells and soil treatment, is estimated to span a period of ten to twenty years or more at a cost of $10,000,000 to $15,000,000.

The Bayonne, New Jersey terminal which has been acquired and aggregated over a 26 year period, contains pervasive remediation requirements that were assumed at the time of purchase from the various former owners.  One former owner retained environmental remediation responsibilities for a purchased site as well as sharing other remediation costs.  These remediation requirements are documented in two memoranda of agreement and an administrative consent order with the state of New Jersey.  Remediation efforts entail removal of free product, soil treatment, repair/replacement of sewer systems, and the implementation of containment and monitoring systems.  These remediation activities are estimated to span a period of ten to twenty or more years at a cost ranging from $40,650,000 to $61,100,000.

The remediation activities described previously at the two terminals as well as some other minor requirements at another terminal are estimated based on currently available information, in undiscounted U.S. dollars and are inherently subject to relatively large fluctuation.  Management believes that the cost of the foregoing remediation activities ($50,750,000 to $76,600,000 in total) is capitalizable in accordance with generally accepted accounting principles (ASC 410-30-25-18) as such costs are recoverable and improve the property as compared with its condition when acquired and either 1) extend the life, increase the capacity or improve the safety and/or efficiency of the property or 2) mitigate or prevent environmental contamination that has yet to occur that may result from future operations or activities.  During 2009 and 2008 approximately $3,890,000 and $7,200,000, respectively, of such expenditures were incurred and capitalized within property, plant and equipment.  For the years ended December 31, 2009 and 2008 approximately $2,040,000 and $2,300,000, respectively, of environmental related cost that did not meet the capitalization criteria were charged to operations.

The New Jersey Department of Environmental Protection (DEP) promulgated a pending new regulation that will require vapor control (collection and destruction) on some tanks during roof landings and tank cleanings when degassing is required.  These new requirements will apply to refineries and independent terminals.  Emissions during these times are currently permitted by IMTT-Bayonne with some restrictions on frequency and timing but no required collection and destruction of the emissions.  As requested by an industry coalition, DEP phased in the required controls beginning in 2010 for degassing through 2020 on the roof landing emissions reducing the amount of emissions allowed from landings from five tons per tank to two tons per tank.  The potential cost to IMTT-Bayonne of complying with this new regulation is estimated at $3,500,000 to $5,000,000 over the next two years after December 31, 2009.  In accordance with the terms of their contracts, these costs could be recouped through additional charges to customers.  IMTT-Bayonne will continue working to mitigate impacts on New Jersey operations with customers and the DEP, as well as designing the most cost effective means of control as the phases take effect.

IMTT Combined is in the process of expanding storage capacity and other customer service capabilities at its St. Rose and Bayonne facilities to satisfy new customer contract requirements.  Approximately $29,740,000 of additional capital expenditures will be necessary in 2010 to complete these projects.

An additional requirement associated with the $30 million unsecured term loan discussed in Note 4 is the maintenance of a $1.5 million compensating balance with the bank or the payment of interest equal to 4% of such balance annually if it is not maintained.

IMTT-Quebec Inc. has operating lease commitments primarily for the land on which the terminal is located and related terminal assets.  Minimum lease payments required in the future are as follows at December 31, 2009.

Year	Amounts
2010	$794,000
2011	811,000
2012	822,000
2013	836,000
2014	845,000

In connection with the leases described above, IMTT-Quebec has the responsibility to remove any contaminants from the leased premises at the end of their term.  The total amount of undiscounted estimated future cash flows through December 31, 2028 lease termination required to satisfy this obligation is $3,653,000.  These cash flows were discounted using a credit-adjusted risk free interest rate of 7.5% and capitalized in property, plant and equipment and are being depreciated over the term of the leases.  The changes to the asset retirement obligation recorded are as follows for 2009 and 2008.

	2009	2008
Balance, January 1,	$924,000	$521,000
Accretion (interest) expense	70,000	149,000
Increase in obligation	-	254,000
Balance, December 31,	$994,000	$924,000

This obligation is recorded in other long-term liabilities in the accompanying balance sheets.

(7) Income taxes

IHI Consolidated provides for income taxes in accordance with the asset and liability method as prescribed by ASC 740-10-25-2.  The components of the income tax expense shown in the accompanying statements are as follows:

	2009			2008
	Current	Deferred	Total	Current	Deferred	Total
U.S. federal	$210,000	$30,541,000	$30,751,000	$963,000	$5,366,000	$6,329,000
State and local	1,383,000	6,725,000	8,108,000	3,240,000	1,189,000	4,429,000
Foreign	-	(17,000)	(17,000)	(150,000)	(1,156,000)	(1,306,000)
Total income tax expense	$1,593,000	$37,249,000	$38,842,000	$4,053,000	$5,399,000	$9,452,000

Income tax expense differs from income tax computed at the U.S. federal statutory rate of 35% of income before income taxes as shown in the accompanying financial statements, as follows:

	2009	2008
Income tax expense based on U.S. federal statutory rate	$32,583,000	$7,195,000
State income tax provisions, net of federal income tax benefit	5,270,000	2,879,000
Non-deductible expenses	134,000	756,000
Adjustments to actual tax returns	374,000	(1,168,000)
Foreign income tax differences	(2,000)	(545,000)
Others, net	483,000	335,000
Total income tax expense recorded in accompanying financial statements	$38,842,000	$9,452,000

Deferred income taxes have been recorded in the accompanying balance sheets for the tax effects of temporary differences that impact the financial statements and income tax returns in different periods, offset partially by carryforwards for federal and state income tax purposes of unused net operating losses and tax credits.   These temporary differences consist primarily of fixed asset basis differences as well as various expenses which affect the financial statements and tax returns in different periods.  Differences in the basis of the fixed assets for accounting and income tax reporting purposes exist primarily as a result of different depreciation methods and lives used for financial and income tax reporting purposes, involuntary conversion treatment, for income tax purposes, of proceeds received from asset expropriations and settlement of insurance coverage for property damage. The primary components of deferred income tax liabilities (assets) are as follows:

	2009	2008
Deferred tax liabilities:
Fixed asset basis differences	$192,852,000	$154,054,000
Currency translation gain (loss)	848,000	(502,000)
Others, net	2,395,000	443,000
Total deferred tax liabilities	$196,095,000	$153,995,000

Deferred tax assets:
Interest rate swap agreement differences	$(19,335,000)	$(33,880,000)
Net operating loss and tax credit carryforwards	(29,224,000)	(9,264,000)
Expense accruals	(7,043,000)	(8,258,000)
Deferred revenue items	(5,878,000)	(6,058,000)
Pension expense in excess of contributions	(7,944,000)	(7,602,000)
Total deferred tax assets prior to valuation allowance	(69,424,000)	(65,062,000)
Valuation allowance	2,104,000	-
Net deferred tax assets	(67,320,000)	(65,062,000)
Net deferred taxes as shown in accompanying balance sheets	$128,775,000	$88,933,000

Management believes that it is more likely than not that the net deferred tax assets will be realized through future operations and the reversal of other temporary differences.  The valuation allowance at December 31, 2009 was primarily related to state net operating loss carryforwards that, in the judgment of management, are not more likely than not to be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible and prior to the expiration of the net operating loss carryforwards.

Deferred income taxes are classified as follows in the accompanying balance sheets.

	2009	2008
Current tax (asset)	$(12,700,000)	$(14,144,000)
Deferred tax liability	141,475,000	103,077,000
Net deferred tax liability	$128,775,000	$88,933,000

Net operating loss (N.O.L.) and tax credit carryforwards outstanding as of December 31, 2009 expire as follows:

Year of Expiration	Federal N.O.L.	State N.O.L.	Foreign N.O.L.
2010	$-	$2,318,000	$252,000
2011	-	6,904,000	-
2012	-	8,499,000	-
2013	-	5,496,000	-
2014	-	3,299,000	410,000
2015	-	2,165,000	705,000
2016	-	2,855,000	-
2017	-	899,000	-
2018	-	6,741,000	-
2019	-	8,022,000	-
2020	-	2,180,000	-
2021	-	3,230,000	-
2022	-	6,642,000	-
2023	-	19,704,000	-
2024	-	42,806,000	-
2025	-	8,000	-
2026	-	7,000	895,000
2027	316,000	108,000	542,000
2028	-	-	4,501,000
2029	44,349,000	-	2,532,000
	$44,665,000	$121,883,000	$9,837,000

$5,595,000 of federal alternative minimum tax credits have unlimited carryforward periods.

IHI Consolidated adopted the provisions of ASC 740-10 on January 1, 2009.

IHI Consolidated has not recorded any increase in income tax liabilities attributable to unrecognized income tax benefits in its consolidated statement of income for the year 2009.  Accordingly, no related expense or liability for interest or penalties has been accrued at December 31, 2009.

As of December 31, 2009, tax authorities have proposed no adjustments to IHI Consolidated’s income tax positions.  There are no income tax positions for which it is reasonably possible that the amounts of unrecognized tax benefits will materially increase or decrease in the next 12 months.

IHI Consolidated and its subsidiaries file U.S. federal and state income tax returns.  Two subsidiaries file Canadian federal and provincial income tax returns.  There are no on-going examinations of income tax returns filed by IHI Consolidated or any of its subsidiaries.  U.S. federal income tax returns for tax years ending after 2005 (after 2000 to the extent of federal net operating loss carryforward deductions) are subject to examination by the Internal Revenue Service.  State income tax returns for tax years ending after 2003 (after 1999 to the extent of state net operating loss carryforward deductions) are subject to examination by state tax authorities.  Canadian tax returns for tax years after 2004 are subject to examination by Revenue Canada and provincial tax authorities.

(8) Fair value of financial instruments

The fair value of financial instruments (as defined by ASC 825-10-50) contained in the accompanying balance sheets approximates the carrying amount for all assets and liabilities.

(9) Changes in ownership

In January, 2000 International Tank Terminals, L.L.C. and its affiliates acquired the 50% interest of their former partner in each of the entities comprising IMTT Combined. The consideration for the purchase was in the form of $130,000,000 of notes payable.  As described more fully in Note 6, these notes were refinanced with a bank in December, 2005.

On May 1, 2006, Loving Enterprises, Inc. (Loving) which was the 100% owner of International Tank Terminals, L.L.C. and its affiliates (owners of 100% of IMTT Combined), transferred a 50% interest to Macquarie Infrastructure Company Trust for $250,000,000 and Loving changed its name to IMTT Holdings Inc.

(10) Accumulated other comprehensive income

Shareholders’ equity includes accumulated other comprehensive income.  Changes in the components of accumulated other comprehensive income for 2009 and 2008 are as follows:

	Derivatives	Foreign Currency Translation	Pension and Post Retirement Plans	Accumulated Other Comprehensive Income/ (Loss)
Balance, December 31, 2007	$—	$1,835,000	$(6,213,000)	$(4,378,000)
Adjustment of Accumulated OCI , net of tax effects on adoption of ASC 715-20-65-1 (Note 5)			3,142,000	3,142,000
Other comprehensive income (loss) for the year, net of tax effects	(6,596,000)	(2,754,000)	(6,734,000)	(16,084,000)
Balance, December 31, 2008	$(6,596,000)	$(919,000)	$(9,805,000)	$(17,320,000)
Other comprehensive income (loss) for the year, net of tax effects	3,396,000	2,369,000	(705,000)	5,060,000
Balance, December 31, 2009	$(3,200,000)	$1,450,000	$(10,510,000)	$(12,260,000)

(11) Future minimum rental revenue

Future minimum rental revenues for terminal storage capacity for the remaining unexpired term of lease agreements in existence at December 31, 2009 are as follows.

Year	Amounts
2010	$245,102,000
2011	213,383,000
2012	168,753,000
2013	118,666,000
2014	93,210,000
2015 and thereafter	151,444,000
Total	$990,558,000

(12) Additional balance sheet detail

Additional detail of the components of certain balance sheet captions follows.

	2009	2008
Prepaid expenses and deposits:
Prepaid insurance	$3,868,000	$3,706,000
Deferred income tax asset	12,700,000	14,144,000
Prepaid income taxes	1,787,000	2,992,000
Other	1,118,000	896,000
Total	$19,473,000	$21,738,000

Other assets:
Deferred dredging costs	$4,139,000	$1,674,000
Deposits	1,346,000	1,422,000
Other	967,000	1,156,000
Total	$6,452,000	$4,252,000

Accrued liabilities:
Utilities	$1,478,000	$1,480,000
Damage claim settlement/ fine accruals	6,235,000	3,675,000
Deferred compensation	-	5,966,000
Accrued payables	11,660,000	7,526,000
Health claims	1,052,000	711,000
Vacation pay	2,244,000	2,056,000
Workmen’s compensation claims	1,648,000	2,248,000
Deferred revenue – current portion	2,676,000	2,894,000
Interest	2,059,000	2,846,000
Other	7,398,000	4,314,000
Total	$36,450,000	$33,716,000

Other long-term liabilities:
Swap mark-to-market liabilities	$30,405,000	$67,803,000
Deferred revenue	20,805,000	23,189,000
Pension benefits	24,329,000	21,697,000
Deferred compensation	588,000	526,000
Retiree health/life benefits	4,026,000	3,251,000
Other	946,000	664,000
Total	$81,099,000	$117,130,000

(13) Accounting pronouncements

IHI Consolidated is not aware of any issued accounting standards whose implementation date is subsequent to December 31, 2009, that would have a material impact on its future results of operations or financial position.

(14) Subsequent events

Subsequent to December 31, 2009, IHI Consolidated declared and paid a distribution to its shareholders of $10,000,000.  Subsequent events were evaluated through February 22, 2010 for their impact on the accompanying financial statements, which is the date the statements were available to be issued.